Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC
Mail Processing
Section

JAN 1 4 2008

Washington, DC
104

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

08000294

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

10 January 2008

Dear Sirs

RE: Stock Exchange Announcement(s)

Please find enclosed copies of the following stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Holding in Company
- Holding in Company

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

PROCESSED
JAN 2 8 2008 E
THOMSON
FINANCIAL

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

dlw 1/22

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	10:08 05-Dec-07
Number	PRNUK-0512

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Kelda Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	INVESCO plc
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	26 November 2007
6. Date on which issuer notified:	27 November 2007
7. Threshold(s) that is/are crossed or reached:	1%,2%,3%,4%,5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary 20.22p Shares (GB00B1KQN728)	19,485,351	19,485,351	259,442	259,442	0.09%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
259,442	0.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

JP Morgan Chase - 3,964

Vidacos Nominees - 13,162

Citibank (Hong Kong) - 10,272

Japan Trustee Services Bank - 7,878

Trust & Custody Servs JP - 43,582

Other - 18,548

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Stuart McFarlane

15. Contact telephone number: 01274 804109

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and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	08:48 29-Nov-07
Number	PRNUK-2911

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Kelda Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	Saltaire Water Limited
4. Full name of shareholder(s) (if different from 3.) (iv):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	26 November 2007
6. Date on which issuer notified:	28 November 2007
7. Threshold(s) that is/are crossed or reached:	21%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary	0	0	59,586,479	59,586,479	N/A	21.61%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
59,586,479	21.61%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Stuart McFarlane

15. Contact telephone number: 01274 804109

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